OPTIMUMBANK HOLDINGS INC.

September 11, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OptimumBank Holdings, Inc. Registration Statement on Form S-4
Filed September 10, 2026, File No. 333-298860

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-298860) filed by OptimumBank Holdings, Inc. on September 10, 2026 (the “Registration Statement”). Pursuant to Rule 473(c) under the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call our counsel, Richard Pearlman of Igler and Pearlman, P.A., at (850) 445-5564.

Sincerely,

/s/ Elliot Nunez

Elliot Nunez
Chief Financial Officer
Principal Financial Officer